[LETTERHEAD OF OMEGA HEALTHCARE INVESTORS, INC.]

February 27, 2007

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0231

Re:	Omega Healthcare Investors, Inc. Post-Effective Amendment No. 3 on Form S-11 to Form S-3 File No. 333-117655 Filed January 29, 2007

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Omega Healthcare Investors, Inc., a Maryland corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced Post-Effective Amendment No. 3 on Form S-11 to the Registration Statement on Form S-3 and all exhibits thereto (the “Post-Effective Amendment”). The Company has elected not to convert its universal shelf registration statement from a Form S-3 to a Form S-11.

Please do not hesitate to contact the undersigned at (410) 427-1722 or Richard H. Miller, Esq. of Powell Goldstein LLP at (404) 572-6787 should you have any questions with respect to this request.

Very truly yours, /s/ Robert O. Stephenson Robert O. Stephenson Chief Financial Officer